Exhibit 99.1

N E W S R E L E A S E
News Release 2006-18		August 16, 2006

Queenstake Drilling Extends High-Grade Gold Mineralization
at Mahala Deposit

Denver, Colorado — August 16, 2006 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) has intercepted high-grade gold mineralization in underground exploration drilling along extensions of mineralized trends at the Mahala deposit (Smith Mine). Results included intercepts 40 feet grading 1.82 ounces of gold per ton (opt) or 12.2 meters of 62 grams of gold per tonne (gpt) and 30 feet of 0.91 opt (9.1 meters of 31 gpt) along the Mahala Dike Trend and located in close proximity to the current development drift at Smith.

Commenting on the exploration results, President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “These are some of the most impressive drill results Queenstake has received from its near-mine underground program. These positive results are expected to provide resource and reserve additions this year and to extend the mine life at Smith beyond 2008. We are excited that these high-grade mineralized drill intercepts are within 180 feet of the current development drift and are currently adapting our mine plans to include initial mining of these mineralized extensions in the fourth quarter of 2006.”

The extensions of high-grade mineralization along the Mahala Dike Trend remain open along strike to the northwest and southeast, and will be followed up with additional drilling.

In addition, positive results from underground drilling at the prospective R4 Dike Trend at the Smith Mine has indicated an extension of high-grade mineralization, including separate core drill intercepts of 29 feet of 0.47 opt (9 meters of 16 gpt) and 20 feet of 0.56 opt (6 meters of 19 gpt). These intercepts are within 150 feet of the current development drift in the R4 Dike Trend. The mineralized extension is open along strike to the northwest, and will be followed up with additional drilling.

All results highlighted in this news release are outside of the Company’s year-end 2005 mineral resource boundary. (Refer to the Appendix Map 1 and 2 for the location of Mahala and the R4 dike trends.) These results will be incorporated in new mine models that will be used in the estimation of reserves and resources(1) for year-end 2006. These drill intercepts at Mahala and R4 trends are significantly higher grade than the average grade of Mahala’s measured and indicated mineral resources at year-end 2005, which were 420,600 tons at a grade of 0.296 opt (124,360 contained ounces), and indicate the potential for enhancing the average grade at year-end 2006.

Underground reverse circulation(2) and core(2) drilling results highlighted in this news release were part of the near-mine exploration program(3) conducted at the Smith Mine from April through July 2006. Eighty-two holes, totaling 20,092 feet, were drilled, consisting of 20 core holes for 8,267 feet and the rest from reverse circulation drilling.

Table 1: Smith Mine-Mahala Deposit Significant Results(4, 5)

Hole #	From (feet)	To (feet)	Length (feet)	Grade (opt)	Drill Type(2)
Mahala Dike Trend
C40531	50	70	20	0.652	RC
C40538	50	80	30	0.908	RC
C40545	60	100	40	0.528	RC
C40551	60	100	40	1.821	RC
LX-656	350	365	15	0.328	Core
LX-658	360	375	15	0.615	Core
LX-661	405	440	35	0.56	Core
R4 Dike Trend
LX-646	130	155	25	0.383	Core
LX-647	131	160	29	0.473	Core
LX-649	120	140	20	0.562	Core

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada.  Jerritt Canyon has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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Notes:

(1) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

(2) Underground drilling uses either core or reverse circulation (RC) methods for near-mine exploration programs at Jerritt Canyon. Reverse circulation drilling has demonstrated accuracy in ore control definition drilling and for resource conversion at Jerritt Canyon’s mines. However, reverse circulation drilling can result in a lower degree of confidence and less geologic information than core drilling.

(3) A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(4) Results presented in this news release were analyzed using standard fire assay techniques at the Company’s Jerritt Canyon laboratory. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(5) A description of the geology, sampling procedures and the Company’s laboratory Quality Assurance/Quality Control procedures are described in the Company’s National Instrument 43-101 Technical Report filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

For further information call:
Wendy Yang, 303-297-1557 or  800-276-6070
Email — info@queenstake.com
Web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities legislation and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of mineral reserves and resources, (ii) estimates and opinions regarding geologic and mineralization interpretation, (iii) timing of project advancement and (iv) timing of commencement of production from a deposit. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR and 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other regulatory filings.

APPENDIX Map 1: Smith Mine — Mahala Deposit

Smith Mine

West Dash
Smith Mine Portal
East Dash
Coulee Fault
B-Pit
LX-646 25' @ .383
LX-647 29' @ .473
LX-649 20' @ .562
C40551 40' @ 1.821
R4 Dike Trend
R11 Dike Trend
South Graben Fault
A'
Mahala Dike Trend
LX-656 15' @ .328
A
C40545 40' @ .528
Mahala
0 500
Feet
Measured & Indicated Resource (Dec. 2005)
Inferred Resource (Dec. 2005)
C40538 30' @ .908
C40531 20' @ .652
LX-658 15' @ .615
LX-661 35' @ .560

Map 2: Smith Mine — Mahala Cross Section